December 4, 2018

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd
15/F, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000

       Re: Secoo Holding Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 26, 2018
           Form 6-K submitted March 23, 2018
           File No. 001-38201

Dear Mr. Li:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 6-K submitted March 23, 2018

Reconciliations of GAAP and Non-GAAP Results, page Exh.99.1

1. We note you have calculated adjusted net income (loss) per weighted average shares based on net income/(loss) which adjusts for the losses attributable to non-controlling interest, accretion to preferred shares and the related impact on the number of shares outstanding. Further, the calculation is anti-dilutive. Your presentation appears to substitute individually tailored measurement methods for those of GAAP. See ASC
      260-10-45. Please also refer to the Division's Compliance & Disclosure Interpretations,
      Non-GAAP Financial Measures updated April 4, 2018, Question 100.04. Please revise your presentation to comply with Item 100(a) of Regulation G. This comment also applies to Forms 6-K submitted on June 20, 2018 and September 6, 2018. Richard Rixue Li
Secoo Holding Ltd
December 4, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio,
Staff Accountant, at 202-551-3202 with any questions.



FirstName LastNameRichard Rixue Li                        Sincerely,
Comapany NameSecoo Holding Ltd
                                                          Division of
Corporation Finance
December 4, 2018 Page 2                                   Office of Consumer
Products
FirstName LastName